UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-43500

Bradbury Capital Inc.

Unit No. 16-04, Level 16, Imazium No. 8

Jalan SS21/37, Damansara Uptown,

47400, Petaling Jaya

Selangor, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Adjustment in Exercise Price of Public Warrants

On November 2, 2026, Bradbury Capital Inc. (the “Company”) notified (the “Warrant Adjustment Notice”) the holders of its 12,450,721 publicly traded warrants (the “Warrants”), which is exercisable to purchase shares of the Company’s ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of the following adjustments (the “Warrant Adjustments”), which were effective after the close of trading on October 30, 2026:

●	an adjustment to the exercise price of the Warrants from $11.50 per share to $9.20 per share of Common Stock (representing 115% of the Newly Issued Price (as defined below)); and

●	an adjustment of the $18.00 per share redemption trigger price described in Section 6.1 of the Warrant Agreement (as defined below) to $14.40 per share of Common Stock (representing 180% of the Newly Issued Price).

The Warrant Adjustments were effected pursuant to Section 4.6 of the Warrant Agreement, dated as of January 14, 2022, by and between Technology & Telecommunication Acquisition Corporation (“TETE”) and Continental Stock Transfer & Trust Company, as warrant agent, as assumed by the Company pursuant to that certain Warrant Termination, Assignment, Assumption and Amendment Agreement dated as of October 6, 2026 (collectively, the “Warrant Agreement”), as a result of (i) the Company issuing Ordinary Shares at an effective issue price of $8.00, which is less than $9.20 per share of Ordinary Shares (such price, the “Newly Issued Price”) for capital raising purposes in connection with the consummation of the business combination among TETE, TETE Technologies Inc. and Bradbury Capital Holdings Inc. on October 6, 2026 (the “Business Combination”); (ii) the aggregate gross proceeds from such issuances representing more than 60% of the total equity proceeds, and interest thereon, available for funding the Business Combination on the date of the consummation of the Business Combination (net of redemptions); and (iii) the volume-weighted average trading price of the Common Stock during the twenty (20) trading day period starting on the trading day prior to the day on which the Company consummated the Business Combination (such price, the “Market Value”) being below $9.20 per share. The Market Value was determined to be $5.09 per share, which is less than the Newly Issued Price.

A copy of the Warrant Adjustment Notice is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

On November 2, 2026, the Company issued a press release announcing the warrant exercise price adjustment. A copy of the press release is attached hereto as Exhibit 99.2.

Exhibit No.	Description

99.1	Warrant Adjustment Notice dated November 2, 2026.
99.2	Press Release dated November 2, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 2, 2026

By:	/s/ Loo See Yuen
Name:	Loo See Yuen
Title:	Chief Executive Officer and Director